SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

11 April 2017

Prudential plc (the "Company")

NOTICE OF ANNUAL GENERAL MEETING 2017

Prudential plc today announces its Notice of Meeting for the 2017 Annual General Meeting is available to view on the Company's website at www.prudential.co.uk  A copy of the Notice of Meeting and proxy card have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/NSM Printed copies of the Notice of Meeting will be posted to shareholders today.

Prudential plc's 2017 Annual General Meeting will be held on Thursday 18 May 2017 at 11.00am at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

Contact:

Ian Smith, Assistant Company Secretary, +44 (0) 20 3790 1345
Chris Smith, Deputy Company Secretary, +44 (0) 20 7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 April 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Company Secretary